Exhibit 5.9

[Letterhead of A & O]

BY COURIER NXP B.V. High Tech Campus 60 5656 AG Eindhoven The Netherlands	1 Robinson Road #18-00 AIA Tower Singapore 048542 Tel +65 6535 1944 Fax +65 6535 8577
Our ref LKZ/TTL/ 84278-00001

19 March 2007

Dear Sirs

LEGAL OPINION

NXP B.V. — OFFERS TO EXCHANGE SENIOR SECURED NOTES

We have acted as special Singapore counsel to NXP Semiconductor Singapore Pte. Ltd., a Singapore limited liability company (the “Singapore Guarantor”), in connection with the proposed issuance by NXP B.V. and NXP Funding LLC of €1,000,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,535,000,000 principal amount Floating Rate Senior Secured Notes due 2013, $1,026,000,000 principal amount 7 7/8% Senior Secured Notes due 2014, €525,000,000 principal amount 8 5/8% Senior Notes due 2015 and $1,250,000,000 principal amount 9 1/2% Senior Notes due 2015 (together, the “Exchange Notes”), for any and all outstanding unregistered euro-denominated Floating Rate Senior Secured Notes due 2013, dollar-denominated Floating Rate Senior Secured Notes due 2013, 7 7/8% Senior Secured Notes due 2014, euro-denominated 8 5/8% Senior Notes due 2015 and dollar-denominated 9 1/2% Senior Notes due 2015 (together, the “Outstanding Notes”) pursuant to the Senior Secured Indenture, dated as of October 12, 2006 among NXP B.V., NXP Funding LLC, the Guarantors (as defined therein), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), Morgan Stanley Senior Funding, Inc., as global collateral agent, and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent, and the Senior Unsecured Indenture, dated as of October 12, 2006, among NXP B.V., NXP Funding LLC, the Guarantors and the Trustee (together, the “Indentures”) .

In our capacity as such counsel, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including the Indentures.

Based on the foregoing, we are of the opinion that:

(i)                                     the Singapore Guarantor has been duly organized and is validly existing as a limited liability company under Singapore law; and

(ii)                                  the Singapore Guarantor has duly authorized, executed and delivered the Indentures.

A Partnership between Allen & Overy LLP and Shook Lin & Bok.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

This opinion is intended solely for the use of the addressee and the holders of the Exchange Notes. It may not be relied upon by any other person for any other purpose.

We hereby consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement on Form F-4 by NXP B.V., NXP Funding LLC and the Guarantors.

We are admitted to practice in Singapore.

Yours faithfully

Allen & Overy Shook Lin & Bok

Joint Law Venture